December 11, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Daniel F. Duchovny, Special Counsel

Re:	Riverbed Technology, Inc.
Registration Statement on Form S-4
Filed November 14, 2012
File No. 333-184932

Dear Mr. Duchovny:

Riverbed Technology, Inc. (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests acceleration of the effectiveness of the above referenced Registration Statement on Form S-4, as amended by Amendment No. 1 and Amendment No. 2 thereto, so that it will become effective at 5:00 p.m. on Thursday, December 13, 2012 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James R. Griffin of Weil, Gotshal & Manges LLP at (650) 802-3150 with any questions you may have regarding this request for acceleration. In addition, please notify Mr. Griffin when this request for acceleration has been granted.

Mr. Duchovny

December 11, 2012

RIVERBED TECHNOLOGY, INC.

By:	/s/ Brett A. Nissenberg
	Name:	Brett A. Nissenberg
	Title:	General Counsel and Senior Vice President of Corporate Affairs

cc:	James R. Griffin, Esq.
Keith Flaum, Esq.
Edwin Kim
Jan Woo